Exhibit 6.8

June 24, 2021

Attn:	Shany Caidar

Re:	Offer to join TVPage

Dear Shany:

Welcome to TVPage! We are pleased to conﬁrm our offer for you to join TVPage as Chief Revenue Ofﬁcer (CRO), out of the Company’s ofﬁces in San Diego, reporting to Allon Caidar, CEO.

Your package will consist of the following:

Position – CRO

Starting Base Salary – $150,000/annum. Shifts to $250,000/annum when the Company achieves $5M ARR (deﬁned below), and $350,000/annum when the Company achieves $10M ARR (deﬁned below).

Achievement of $5M ARR - the ﬁrst calendar month in which the revenue invoiced for such month, multiplied by 12, is equal to or greater than $5M.

Achievement of $10M ARR - the ﬁrst calendar month in which the revenue invoiced for such month, multiplied by 12, is equal to or greater than $10M.

Stock Options – Options to acquire 3,111,581 shares of the Company’s common stock, vested over a 4-year period (the “Options”). Your Options are subject to the terms and conditions of the TVPage Stock Option Plan (“Stock Option Plan”). The terms of your Options, including exercise price, shall be determined by the Board of Directors in accordance with the Stock Option Plan. The vesting of your Options will accelerate in full upon a Corporate Transaction, as deﬁned in the Stock Option Plan.

Commission – You will receive the following percentage-based fee as a commission on all revenue generated by you and your team that comes from New Clients (“New Sales”), as follows:

3% on New Sales for the ﬁrst year from which the client starts paying the Company; and 1% on New Sales for the second and third years from which the client starts paying the Company.

“New Clients” - clients that are not currently clients of the Company.

401K - You will be entitled to participate in the TVPage 401K Plan with company match as further detailed and set forth in the 401K Plan.

Healthcare - You and your family will be entitled to participate in the TVPage Healthcare plan with an employer contribution of $1,000 per month.

Vacation - You will be entitled to 18 days vacation, annually, accruing monthly.

Your offer is contingent upon signing the TVPage Proprietary Information and Inventions Agreement; and signing the TVPage Mutual Arbitration Agreement.

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| tvpage.com

In the event either party wishes to terminate this employment, such party shall provide at least sixty (60) days written notice to the other of its intention to do so.

You hereby represent that your employment with TVPage will not breach any agreement to keep in conﬁdence proprietary information, knowledge or data acquired by you in conﬁdence prior to becoming an employee of the company, and you will not use or disclose to the company, or induce the company to use or disclose, any conﬁdential or proprietary information or material belonging to any previous employer or others, unless consented to in writing by such prior employer, person or entity and the company. You further agree to not bring onto the premises/infrastructure of TVPage any documents or any property belonging to any former employer or other person to whom you have an obligation of conﬁdentiality, unless consented to in writing by such prior employer, person or entity and TVPage.

This letter sets forth our entire agreement and understanding regarding the terms of your employment with TVPage and supersedes any prior representations or agreements, whether written or oral. This letter may not be modiﬁed in any way except in writing signed by an ofﬁcer of TVPage.

TVPage is an organization that maintains an outstanding reputation for exciting, innovative and quality products. Credit for this goes to every one of our employees. We look forward to you becoming part of the TVPage team.

Sincerely,

/s/ Bill Dunn
Bill Dunn, Director

ACCEPTED AND AGREED:

/s/ Shany Caidar
Signature

8/6/2021
Date

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| tvpage.com